June 14, 1999

The CIT Group, Inc.
1211 Avenue of the Americas
New York, New York  10036

Newcourt Credit Group Inc.
2 GateHall Center
Parsippany, New Jersey  07924

                  Reference is made to the Agreement and Plan of Reorganization, dated as of March 7, 1999 (the "March Agreement"), between The CIT Group, Inc., a Delaware corporation ("CIT"), and Newcourt Credit Group Inc., an Ontario corporation ("Newcourt"). In accordance with Section 9.3 and Section 9.4 of the March Agreement, the parties thereto hereby amend certain provisions of the March Agreement and waive compliance with certain provisions contained in the March Agreement, in each case as provided herein. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the March Agreement.

                  The parties hereto have issued a joint press release (the "Press Release") on the date hereof concerning discussions between them. Therefore, in consideration of the mutual agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

                  1. Section 6.1(d) of the March Agreement is hereby eliminated in its entirety other than the last sentence thereof. No provision of the March Agreement shall be deemed breached by virtue of Newcourt or any of its officers, directors, employees or agents taking any action that would otherwise have been prohibited if Section 6.1(d) of the March Agreement as originally in effect were not amended by this Amendment.

                  2. Section 7.3 of the March Agreement is hereby amended by eliminating the penultimate sentence thereof and substituting the following:

                  "Notwithstanding the foregoing, Newcourt may enter into an Acquisition Agreement; provided, however, that Newcourt shall (i) concurrently terminate this Agreement pursuant to Section 9.1(h) and (ii) give CIT not less than 48 hours notice prior to entering into such Acquisition Agreement (which notice, in the case of an Acquisition Agreement that relates to the raising of equity financing, shall include a detailed description of the terms and amount of the financing and the identity of the party providing such financing) and shall comply with its obligations under Section 9.2(b) of this Agreement concurrently with any such termination to the extent applicable. In the event (but only in the event) of Newcourt's termination of this Agreement pursuant to
Section 9.1(h) concurrently with Newcourt's execution and delivery of any Acquisition Agreement pursuant to this Section 7.3, each of Newcourt, on the one hand, and CIT and DKB, on the other hand, shall concurrently be deemed to have fully and unconditionally released the other from all claims, liabilities, damages or obligations under and in connection with this Agreement and the DKB Voting Agreement."

                  "If any Acquisition Proposals, or inquiries related thereto, are received by, any nonpublic information is requested from, or any negotiations or discussions regarding an Acquisition Proposal are sought to be initiated or continued with, Newcourt, Newcourt may provide nonpublic information to any party only if it does so pursuant to a customary confidentiality agreement and provided that, to the extent that such information has not previously been provided to CIT, Newcourt provides CIT with such information, concurrently with or prior to providing it to such party."

                  3. Except as otherwise provided herein, for as long as the foregoing discussions are ongoing, which discussions may only be terminated by written notice by either party, each of CIT and Newcourt waives compliance on the part of the other party with the agreements of such party contained in Sections 7.1 (except for the obligations required by Sections 7.1(c), (d) and (e) insofar as they relate to Governmental Entities and Section 7.1(f)), the first and last sentences of Section 7.3 and Section 7.6 of the March Agreement.

                  4. Section 9.1(b) of the March Agreement is supplemented in that any denial or withdrawal referenced in Section 9.1(b) of the March Agreement shall not include such a denial or withdrawal, or a return by a Governmental Entity of a request or application referenced in Section 9.1(b) of the March Agreement, or request to suspend temporarily the processing of any request or application for approval, that results from the subject matter of this letter or the Press Release or the communication to any Governmental Entity of any information in connection herewith or therewith.

                  5. Section 9.1(h) of the March Agreement is hereby amended by eliminating such section in its entirety and substituting the following:

                  "by Newcourt, without any further action, if Newcourt shall have entered into an Acquisition Agreement with any party other than CIT as permitted by and in accordance with the terms of Section 7.3 hereof;"

                  6. Section 9.2(b) of the March Agreement is hereby amended by eliminating such section in its entirety and substituting the following:

                  "If Newcourt terminates this Agreement pursuant to Section 9.1(h), Newcourt shall pay to CIT a termination fee equal to the Newcourt Fee Amount by wire transfer of same day funds on the date of termination, provided, however, that Newcourt shall have no obligation to pay such termination fee unless the Acquisition Agreement being concurrently entered into by Newcourt provides for (i) cash, securities or other property to be paid to Newcourt shareholders in exchange for some or all of their shares (other than in connection with a business combination, recapitalization, merger, consolidation or equivalent transaction which would not result in such termination fee being payable under clause (ii) below) or (ii) a business combination or recapitalization involving the merger, consolidation or equivalent transaction of Newcourt with or into another entity, other than any such transaction (together with any related transaction) that would result in the common shares of Newcourt outstanding immediately prior to such transaction continuing to represent (either by remaining outstanding or by being converted into common shares of the surviving entity or any parent thereof) a majority of the common shares of Newcourt or such surviving entity or any parent thereof outstanding immediately after such transaction or (iii) the sale of all or substantially all of the assets of Newcourt, other than a sale by Newcourt of all or substantially all of its assets to an entity at least a majority of the common shares of which immediately after such sale (together with any related transaction) are owned by the holders of common shares of Newcourt immediately prior to such sale. The "Newcourt Fee Amount" shall be $50 million."

                  7. The obligations of CIT and Newcourt under Section 7.1(c) of the March Agreement, of DKB and Newcourt under Section 6 of the DKB Voting Agreement and of Canadian Imperial Bank of Commerce under Section 6 of its Voting Agreement referenced in the third "WHEREAS" clause in the preamble of the March Agreement shall not be deemed to be breached by the communication to Governmental Entities of the Press Release, this letter or any information in connection therewith or herewith or by the withdrawal of (or request to suspend temporarily the processing of) any request or application for approval of any Governmental Entities if such withdrawal (or request for temporary suspension) is requested or recommended by such Governmental Entity.

                  8. The fourth "WHEREAS" clause of the Reorganization Agreement is hereby eliminated.

                  9. Contemporaneously with the execution of this Amendment, CIT shall surrender the Stock Option Agreement to Newcourt, which agreement shall forthwith become void and of no further force or effect.

                              Very truly yours,

                              THE CIT GROUP, INC.

                             By: /s/ Albert R. Gamper, Jr.
                                 -------------------------
                                 Name:  Albert R. Gamper, Jr.
                                 Title: President and Chief Executive Officer

Accepted and Agreed on the date first
above written:

NEWCOURT CREDIT GROUP INC.

By: /s/ David F. Banks
    ------------------
    Name:  David F. Banks
    Title: Executive Chairman

By: /s/ Scott J. Moore
    ------------------
    Name:  Scott J. Moore
    Title: Executive Vice President -- Legal
      and General Counsel